Exhibit 99.332

Nextech AR Solutions to Webcast Live at Virtual

InvestorConferences.com

August 5th, 2021

Nextech invites its investors, as well as advisors and analysts, to attend real-time,

interactive presentations on VirtualInvestorConferences.com

VANCOUVER, B.C., Canada – July 13th, 2021 – Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of Augmented Reality (“AR”) solutions and services, is pleased to announce that Evan Gappelberg CEO-Founder of Nextech AR will present live at VirtualInvestorConferences.com on August 5th, 2021. This event will feature favorite venture companies traded on the OTCQB.

DATE: August 5th, 2021

TIME: 9:30 AM ET

REGISTRATION LINK: https://bit.ly/3hUv6XG

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Recent Nextech Highlights:

●	On February 19th, 2021, Nextech incorporated a subsidiary in Singapore, NexTech Asia, to establish a presence and pursue business opportunities in Asia. The subsidiary was legally incorporated in Singapore and is 100% owned by Nextech.

●	On April 8th, 2021, the Company announced the closing of its $14 million bought deal.

●	On May 18th, 2021, Nextech announced its acquisition of a Silicon Valley AI-Powered 3D Model Creation Company called Threedy.ai valued at USD $9.5 million. The deal closed on June 25th, 2021.

●	On June 8th, 2021, the Company announced its EdTechX solution is an approved Microsoft co-sell partner.

For further information, please contact:

Evan Gappelberg, CEO

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to meet and present directly with investors.

A real-time solution for investor engagement, Virtual Investor Conferences is part of OTC Market Group’s suite of investor relations services specifically designed for more efficient Investor Access. Replicating the look and feel of on-site investor conferences, Virtual Investor Conferences combine leading-edge conferencing and investor communications capabilities with a comprehensive global investor audience network.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified using forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.